Exhibit 99.2

Redacted Version

SECOND AMENDING AGREEMENT

TO THE OBSIDIAN ENERGY LTD.

AMENDED AND RESTATED CREDIT AGREEMENT

THIS SECOND AMENDING AGREEMENT is made effective as of December 14, 2018 (the “Second Amendment Date”),

BETWEEN:

OBSIDIAN ENERGY LTD.

as Borrower

- and -

ROYAL BANK OF CANADA,

THE BANK OF NOVA SCOTIA,

BANK OF MONTREAL,

CANADIAN IMPERIAL BANK OF COMMERCE,

EXPORT DEVELOPMENT CANADA,

ATB FINANCIAL,

FÉDÉRATION DES CAISSES DESJARDINS DU QUÉBEC,

NATIONAL BANK OF CANADA,

BUSINESS DEVELOPMENT BANK OF CANADA

AND THE FINANCIAL INSTITUTIONS WHICH

HEREAFTER BECOME LENDERS

UNDER THE CREDIT AGREEMENT

as Lenders

- with -

ROYAL BANK OF CANADA

as Administrative Agent

PREAMBLE:

A.

Pursuant to the Amended and Restated Credit Agreement dated May 18, 2017 as amended by a first amending agreement dated May 10, 2018 (as so amended, the “Credit Agreement”), among Obsidian Energy Ltd. (by its former name, Penn West Petroleum Ltd.), as borrower (the “Borrower”), Royal Bank of Canada (“RBC”) and each of the other financial institutions party thereto, as lenders (the “Initial Lenders”), and RBC, as administrative agent (the “Agent”), the Lenders agreed to provide to the Borrower the Credit Facilities.

B.

The Parties have agreed that The Toronto-Dominion Bank (the “Withdrawing Lender”) will concurrently with the effectiveness hereof reduce its commitment to zero and withdraw as a Lender pursuant to a withdrawal letter satisfactory the Agent and the Withdrawing Lender, acting reasonably.

C.

Business Development Bank of Canada (the “New Lender” and together with the Initial Lenders, and each other financial institution which may from time to time become party to the Credit Agreement in accordance with the provisions therein as lenders, the “Lenders”) has agreed to provide a portion of the Syndicated Facility Commitment Amount and become a Lender in accordance with the terms of this Second Amending Agreement and the Credit Agreement.

D.

Pursuant to Section 13.2(g) of the Credit Agreement, other than Permitted Dispositions, the Borrower is not permitted to dispose of any of its Borrowing Base Properties without the prior consent of all of the Lenders, acting reasonably. Notwithstanding Section 13.2(g) of the Credit Agreement, the Borrower wishes to obtain the Lenders’ consent in order to make the [Redacted] Disposition.

E.	The Parties wish to amend the Credit Agreement on the terms and conditions herein provided to, among other things, add the New Lender as a Lender under the Credit Agreement.

AGREEMENT:

NOW THEREFORE in consideration of the premises, the covenants and the agreements herein contained, the Parties agree as follows:

1.

Definitions. Capitalized terms used in this Second Amending Agreement will, unless otherwise defined herein, have the meanings attributed to such terms in the Credit Agreement, as amended hereby (the “Amended Credit Agreement”).

2.

Consents. Subject to the satisfaction by the Borrower of the conditions in Section 5 hereof, the Lenders hereby consent to the [Redacted] Disposition, and agree that the [Redacted] Disposition shall not otherwise constitute a disposition or sale for the purposes of paragraph (d) of the definition of “Permitted Dispositions” in the Credit Agreement, provided that:

(a)	no Default, Event of Default or Borrowing Base Shortfall exists at such time or would reasonably be expected to result therefrom;

(b)	if the [Redacted] Disposition occurs prior to the HY Issuance, the [Redacted] Disposition is permitted under the outstanding Existing Notes;

(c)	the [Redacted] Disposition Proceeds are not less than Cdn. $[Redacted];

(d)

immediately upon receipt by the applicable Loan Party of any of the [Redacted] Disposition Proceeds, and in any event within 5 Banking Days thereof, the Borrower shall repay a portion of the Aggregate Principal Amount to the Lenders in an amount of not less than Cdn. $[Redacted]; and

(e)	the [Redacted] Disposition Date shall occur on a date that is not later than [Redacted], 2019.

Each consent relating to each of the [Redacted] Disposition and Proposed Share Buyback (as each such term is defined in the first amending agreement to the credit agreement dated May 10, 2018 (the “First Amendment”)) previously granted, including without limitation such consent granted by the First Amendment which has expired pursuant to its terms, is hereby revoked.

3.	Amendments. Effective as of the Second Amendment Date, the Credit Agreement is hereby amended as follows:

(a)	Section 1.16 of the Credit Agreement is hereby amended by adding thereto as a new Section 1.16(e), the following:

“(e)

For the purposes of this Agreement, including all financial calculations to be made hereunder, any lease which would be accounted for as an operating lease under GAAP as in effect on December 31, 2018 shall be, notwithstanding any subsequent change in GAAP, deemed to be accounted for as an operating lease and not as a Capital Lease (whether such lease is entered into or assumed before or after December 31, 2018).”

(b)	Section 3.1(b) of the Credit Agreement is hereby deleted in its entirety and replaced with the following:

“(b)

Syndicated Facility. The Syndicated Facility Lenders hereby establish the Syndicated Facility in favour of the Borrower. The Syndicated Facility may be drawn down by the Borrower during the Revolving Period in accordance with Section 3.8 in Canadian Dollars, or the Canadian Dollar Exchange Equivalent thereof in U.S. Dollars, or any combination thereof, to a maximum of the Syndicated Facility Commitment Amount applicable in the relevant Commitment Period during which such drawdown is made, in each case, subject to Section 3.1(c). The Syndicated Facility is a revolving facility and amounts repaid thereunder may be re-borrowed. The Individual Syndicated Facility Commitment Amount of each Syndicated Facility Lender is, for each Commitment Period, as set out in Schedule B.”

(c)	Section 3.9(g)(ii) of the Credit Agreement is hereby deleted in its entirety and replaced with the following:

“(ii)

in respect of the Syndicated Facility, prior to the [Redacted] Disposition Date, Cdn. $475,000,000 and from and after the [Redacted] Disposition Date, Cdn. $425,000,000, in each case, less the Canadian Dollar Exchange Equivalent of the Aggregate Principal Amount of the Syndicated Facility”

(d)	Section 3.10(a) of the Credit Agreement is hereby deleted in its entirety and replaced with the following:

“(a)

Borrowing Base. The Borrowing Base is: (i) during the Pre-HY Pre-Disposition Period, Cdn. $550,000,000, (ii) during the Pre-HY Post-Disposition Period, Cdn. $500,000,000, (iii) during the Post-HY Pre-Disposition Period, Cdn. $525,000,000, and (iv) during the Post-HY Post-Disposition Period, the $475,000,000; provided that, notwithstanding the forgoing, at all times the Credit Facilities are made available by the applicable Lenders in accordance with their respective Individual Commitment Amounts as set forth in Schedule B.”

(e)	Article 8 of the Credit Agreement is hereby amended by adding thereto as a new Section 8.4, the following:

“8.4 LIBOR Replacement

If the Agent (i) determines that the circumstances described in Sections 8.3(a) or 8.3(b) have arisen and such circumstances are unlikely to be temporary, (ii) determines that the circumstances described in Sections 8.3(a) or 8.3(b) have not arisen but the supervisor for the administrator of the LIBOR or an Administrative Body having jurisdiction over the Agent has made a public statement identifying a specific date after which the LIBOR shall no longer be used for determining interest rates for loans, (iii) receives a Lender LIBOR Suspension Notice in accordance with Section 8.3(c), or (iv) new syndicated loans have started to adopt a new benchmark interest rate, then the Agent and the Borrower shall endeavor to establish an alternate rate of interest to the LIBOR that gives due consideration to the then prevailing market convention for determining a rate of interest for syndicated loans in Canada and the United States at such time, and shall enter into an amendment to this Agreement to reflect such alternate rate of interest and such other related changes to this Agreement as may be applicable, provided that to the extent that the Agent determines that adoption of any portion of such market convention is not administratively feasible or that no market convention for the administration of such alternate rate of interest exists, the Agent shall administer such alternate rate of interest in a manner determined by the Agent in consultation with the Borrower. Notwithstanding anything to the contrary, such amendment shall become effective without any further action or consent of any other party to this Agreement so long as the Agent shall not have received, within five (5) Business Days of the date notice of such alternate rate of interest is provided to the Lenders, a written notice from the Majority Lenders stating that such Majority Lenders object to such amendment. If a notice of an alternate rate of interest has been given and no such alternate rate of interest has been determined, and (x) the circumstances under clause (i) or (iii) above exist or (y) the specific date referred to in clause (ii) has occurred (as applicable), U.S. Base Rate shall apply without regard to clause (c) of the definition thereof; provided that, if such alternate rate of interest shall be less than zero, such rate shall be deemed to be zero for the purposes of this Agreement.”

(f)	Section 13.1(b) of the Credit Agreement is hereby amended by adding thereto as a new sentence at the end thereof, the following:

“Notwithstanding any other provision of this Agreement, the Borrower shall always be an entity formed under the laws of a Canadian jurisdiction, with business in Canada.”

(g)	Section 13.3(c) of the Credit Agreement is hereby deleted in its entirety and replaced with the following:

“(c)	Consolidated Senior Leverage Ratio: The Borrower will not permit Consolidated Senior Debt as at the end of any fiscal quarter of the Borrower to exceed:

(i)	during the period beginning December 31, 2018 and ending on March 31, 2019, 375% of Consolidated EBITDA for the 12 months ending on the last day of any fiscal quarter ending during such period;

(ii)	during the period beginning April 1, 2019 and ending on June 30, 2019, 325% of Consolidated EBITDA for the 12 months ending on the last day of such fiscal quarter; and

(iii)

at any time thereafter, 300% of Consolidated EBITDA for the 12 months ending on the last day of such fiscal quarter, except that upon the consummation of a Material Acquisition and for a period extending to and including the end of the second full fiscal quarter of the Borrower after the completion of the applicable Material Acquisition, the Borrower will not permit the Consolidated Senior Debt to exceed 350% of Consolidated EBITDA so long as the Borrower would have continued to comply with the 300% threshold set out above as though such Material Acquisition had not been made during such period, and the Borrower provides evidence of such compliance in its compliance certificate delivered pursuant to Section 13.1(e)(ii) relating to each applicable fiscal quarter.”

(h)	Section 13.3(d) of the Credit Agreement is hereby amended by adding the words “Consolidated EBITDA, Material Acquisition” immediately after the words “Consolidated Total Capitalization” therein.

(i)	Section 13.3 of the Credit Agreement is hereby amended by deleting the last paragraph therein in its entirety and replacing it with the following:

“In addition, if at any time (i) the Existing Notes or any documents relating there are amended such that the corresponding financial covenants set forth in this Section 13.3, together with any reporting requirements and certifications with respect thereto, is removed from, or modified in, the Existing Notes or any document relating thereto, then the Agent, on behalf of the Lenders, and the Borrower shall enter into an amendment to this Agreement evidencing corresponding changes; or (ii) the Existing Notes are repaid in full, then the Agent, on behalf of the Lenders, and the Borrower shall enter into an amendment to this Agreement evidencing the deletion of the financial covenants set forth in this Section 13.3; provided, that, notwithstanding such amendments being entered into by the Agent, on behalf of the Lenders, and the Borrower, the modifications, cancellations and deletions to this Section 13.3. required by this paragraph shall be deemed to have been made immediately upon such removal, modification, deletion or cancellation of the corresponding financial covenants in the Existing Notes.”

(j)	Section 17.10 of the Credit Agreement is hereby amended by adding thereto as a new sentence at the end thereof, the following:

“Notwithstanding the foregoing or anything else set forth herein, Business Development Bank of Canada shall not be appointed as the Successor Agent.”

(k)	The definition of “EBITDA” in Schedule A to the Credit Agreement is hereby amended as follows:

(A)	clause (a)(v) therein is hereby deleted in its entirety and replaced with the following:

“(v)	any foreign exchange losses resulting from the repayment of the Existing Notes;

(vi)	any cash losses relating to foreign exchange transaction entered into in connection with the Existing Notes; and”;

(B)	the existing clause “(vi)” in paragraph (a) therein is redesignated clause “(vii)”;

(C)	clause (b)(ii) therein is hereby deleted in its entirety and replaced with the following:

“(ii)	any foreign exchange gains resulting from the repayment of the Existing Notes;

(iii)	any cash gains relating to foreign exchange transaction entered into in connection with the Existing Notes; and”; and

(D)	the existing clause “(iii)” in paragraph (a) therein is redesignated clause “(iv)”.

(l)	The definition of “Syndicated Facility Commitment Amount” in Schedule A to the Credit Agreement is hereby deleted in its entirety and replaced with the following:

“Syndicated Facility Commitment Amount” means: (i) during the Pre-HY Pre-Disposition Period, Cdn. $420,000,000, (ii) during the Pre-HY Post-Disposition Period, Cdn. $370,000,000, (iii) during the Post-HY Pre-Disposition Period, Cdn. $475,000,000, and (iv) during the Post-HY Post-Disposition Period, $425,000,000, in each case, or as otherwise increased or decreased pursuant to this Agreement.

(m)	Schedule A of the Credit Agreement is hereby amended by adding thereto in the correct alphabetical order the following definitions:

“Commitment Periods” means, collectively, the Post-HY Post-Disposition Period, the Post-HY Pre-Disposition Period, the Pre-HY Post-Disposition Period and the Pre-HY Pre-Disposition Period and individually “Commitment Period” means any of them.

“HY Issuance” means the issuance of High Yield Notes for Net Cash Proceeds equal to not less than $100,000,000, provided that 100% of such Net Cash Proceeds are used, first, to repay the Existing Notes and, second, to repay the Aggregate Principal Amount outstanding under the Credit Facilities.

“HY Issuance Date” means the date on which the HY Issuance occurs.

“Post-HY Post-Disposition Period” means that period from and after the later of the [Redacted] Disposition Date and the HY Issuance Date.

“Post-HY Pre-Disposition Period” means that period beginning on the HY Issuance Date and ending on the [Redacted] Disposition Date (provided that the HY Issuance Date occurs before the [Redacted] Disposition Date).

“Pre-HY Post-Disposition Period” means that period beginning on the [Redacted] Disposition Date and ending on the HY Issuance Date (provided that the [Redacted] Disposition Date occurs before the HY Issuance Date).

“Pre-HY Pre-Disposition Period” means that period beginning on the Second Amendment Date and ending on the earlier of the [Redacted] Disposition Date and the HY Issuance Date.

“[Redacted] Assets” means all of the Loan Parties’ [(i) partnership interests in [Redacted] and (ii) interests in [Redacted]].

“[Redacted] Disposition” means the sale or disposition by the Loan Parties of the [Redacted] Assets.

“[Redacted] Disposition Date” means the date on which the [Redacted] Disposition occurs.

“[Redacted] Disposition Proceeds” means the Net Cash Proceeds received by the Borrower from the [Redacted] Disposition.

“Second Amendment Date” means December 14, 2018.

(n)	Schedule A of the Credit Agreement is hereby amended by deleting therefrom the following definitions:

(i)	2018 Notes Repayment Date;

(ii)	Individual Syndicated Facility Available Amount;

(iii)	Restricted Availability Period;

(iv)	Syndicated Facility Available Amount;

(v)	[Redacted] Disposition;

(vi)	[Redacted] Disposition Date;

(vii)	[Redacted] Disposition Proceeds; and

(viii)	[Redacted] Properties.

(o)	Schedule B to the Credit Agreement is hereby deleted in its entirety and replaced with Exhibit 1 attached hereto.

4.	Borrowing Base. The Parties agree and confirm that the Borrowing Base as of the Second Amendment Date shall remain at Cdn. $550,000,000.

5.

Acknowledgement re: Fees. The Lenders acknowledge that the agreements governing the Existing Notes have been amended effective as of November 7, 2018 (the “Note Amendments”) and in accordance with Section 13.4 of the Credit Agreement, Section 13.3 of the Credit Agreement has been amended as set out in Section 3(f) of this Second Amending Agreement. The Lenders also acknowledge that certain fees are payable by the Borrower to the holders of the Existing Notes under the terms of the Note Amendments upon the occurrence of certain financial covenant thresholds and the Lenders agree that in the event such fees are paid by the Borrower, a corresponding payment to the Lenders is not required in accordance with the second paragraph of Section 13.4 of the Credit Agreement.

6.	Conditions Precedent. This Second Amending Agreement is only effective upon the receipt of the following items by the Agent on behalf of the Lenders:

(a)	fully executed copy of this Second Amending Agreement;

(b)	a fully executed withdrawal letter in respect of the Withdrawing Lender and payment of all amounts due to such Withdrawing Lender under the Credit Agreement, subject to the terms thereof;

(c)	a certificate of status (or equivalent) dated on or about the Second Amendment Date in respect of the Borrower and each other Loan Party under the laws of the jurisdiction of its formation;

(d)	a duly executed officer’s certificate, in form substantially the same as previously delivered to the Agent, from an officer of the Borrower and also including a certified copy of the Note Amendments;

(e)	a duly executed Oil and Gas Ownership Certificate;

(f)	an opinion of the Borrower’s legal counsel in respect of the Borrower and each other Loan Party in form and substance satisfactory to the Agent;

(g)

all documentation and other information requested by the New Lender, acting reasonably, in connection with “know your customer” requirements and AML Legislation will have been provided at least 5 Banking Days prior to the Second Amendment Date (or otherwise to the satisfaction of the New Lender); and

(h)	the payment of the fees required in Section 7 below.

7.

Fees. The Borrower agrees to pay concurrently with the execution and delivery of this Second Amending Agreement to the Agent on behalf of the applicable Lenders all fees required to be paid by Borrower on or before the Second Amendment Date, including a commitment fee equal to [Redacted] bps (being [Redacted] bps per annum) multiplied by the difference between each Lender’s Individual Commitment Amount immediately prior to giving effect to this Second Amending Agreement and such Lender’s Individual Commitment Amount during the Post-HY Pre-Disposition Period (which, for certainty, shall include, all of the New Lender’s Individual Commitment Amount during the Post-HY Pre-Disposition Period).

8.

Representations and Warranties. To confirm each Lender’s understanding concerning the Borrower and its business, properties and obligations, and to induce the Agent and each Lender to enter into this Second Amending Agreement, the Borrower hereby reaffirms to the Agent and each Lender that, as of the Second Amendment Date, its representations and warranties contained in Section 12.1 of the Credit Agreement, as amended by this Second Amending Agreement, and except to the extent such representations and warranties relate solely to an earlier date, are true and correct in all material respects and additionally represents and warrants as follows on the Second Amendment Date:

(a)	it has full corporate power and capacity to enter into this Second Amending Agreement and to perform its obligations under the Credit Agreement, as amended by this Second Amending Agreement;

(b)	this Second Amending Agreement, and the performance by it of its obligations under the Credit Agreement, as amended by this Second Amending Agreement:

(i)	have been duly authorized, executed and delivered by it; and

(ii)

do not conflict with or contravene or constitute a default or create a Lien, other than a conflict, contravention, default or Lien which would not reasonably be expected to have a Material Adverse Effect or a Lien which is a Permitted Encumbrance, under:

(A)	its constating documents, by-laws, any resolution of its Directors or any shareholders’ or partnership agreement in respect of the Borrower;

(B)	any agreement or document to which it is a party or by which any of its property is bound; or

(C)	any applicable Law;

(c)

the Credit Agreement, as amended by this Second Amending Agreement, constitutes a valid and binding obligation of the Borrower, and is enforceable against the Borrower in accordance with the terms thereof, except to the extent that enforceability may be limited by applicable bankruptcy, insolvency, reorganization, or similar statutes affecting the enforcement of creditors’ rights generally and by general principles of equity; and

(d)	no Default or Event of Default has occurred and is continuing.

9.	New Lender.

(a)

New Lender Acknowledgment. The parties acknowledge and agree that from and after the Second Amendment Date, the New Lender shall be a Lender for all purposes under the Amended Credit Agreement and the Documents having the Individual Syndicated Facility Commitment Amount set forth opposite its name on Schedule B to the Amended Credit Agreement and all references herein or therein to “Lenders” or a “Lender” shall be deemed to include the New Lender.

(b)

Consent of the Borrower, the Agent and the Initial Lenders. Each of the Borrower, the Agent and each Initial Lender hereby consents to the addition of the New Lender into the Amended Credit Agreement as a Lender and agrees to recognize the New Lender as a Lender under the Amended Credit Agreement as fully as if the New Lender had been an original party to the Amended Credit Agreement.

(c)

New Lender’s Credit Decisions. It is understood and agreed by the New Lender that it has itself been, and will continue to be, solely responsible for making its own independent appraisal of and investigations into the financial condition, creditworthiness, condition, affairs, status and nature of the Loan Parties. Accordingly, the New Lender confirms with the Agent and each other Lender that it has not relied, and will not hereafter rely, on either the Agent or any other Lender to: (a) check or inquire on its behalf into the adequacy, accuracy or completeness of any information provided by the Parties or any other Person under or in connection with the Credit Facilities (whether or not such information has been or is hereafter distributed to such Lender by the Agent or any other Lender); or (b) to assess or keep under review on its behalf the financial condition, creditworthiness, condition, affairs, status or nature of any Party.

10.

New Lender Documents. The New Lender acknowledges that copies of the Documents have been made available to it for review and the New Lender acknowledges that it is satisfied with the form and substance of the Documents. The New Lender will not make any independent arrangement with any Party for the satisfaction of any Accommodations or other amounts owing to it under the Documents without the written consent of the other Lenders.

11.

Outstanding Advances. In order to give effect to the increase in the Syndicated Facility Commitment Amount and the addition of the New Lender as contemplated hereby, the Lenders hereby agree to take all steps and actions and execute and deliver all agreements, instruments and other documents as may be required by the Agent (including the assignment of interest in, or the purchase of participations in, existing Advances) to give effect to the increase in the Syndicated Facility Commitment Amount and to ensure that the aggregate Obligations owing to each Lender are outstanding in proportion to each Lender’s Rateable Portion of all outstanding Obligations under the Syndicated Facility after giving effect to such increase and the increased Syndicated Facility Commitment Amount. Notwithstanding the foregoing and the changes to the Individual Syndicated Facility Commitment Amounts on the Second Amendment Date, each Lender’s Rateable Portion under any Advance made by way of Bankers’ Acceptance or LIBOR Based Loan under the Syndicated Facility which is outstanding as of the date hereof will remain until the maturity date thereof. Any new Advance made by way of Bankers’ Acceptance or LIBOR Based Loan after the date hereof or any Rollover of such outstanding Bankers’ Acceptance or LIBOR Based Loan after the date hereof shall be issued in accordance with each Lender’s Rateable Portion after giving effect to the changes to the Commitment Amount provided for herein.

12.

Continuing Effect. Each of the parties hereto acknowledges and agrees that the Amended Credit Agreement and all other documents entered into in connection therewith, will be and continue in full force and effect and are hereby confirmed and the rights and obligations of all parties thereunder will not be effected or prejudiced in any manner except as specifically provided herein. The Borrower hereby further acknowledges and agrees that all Security granted by it to the Agent for its own benefit and on behalf of the Lender Secured Parties and others in connection with the Credit Agreement and any other documents executed and delivered pursuant thereto or in connection therewith, including confirmations and acknowledgements thereof, continue in full force and effect, without in any way impairing or derogating from any of the mortgages, pledges, charges, assignments, security interests and covenants therein contained or thereby constituted, as continuing security for all indebtedness, liabilities and other obligations of the Borrower under the Amended Credit Agreement and each other Document to which it is a party.

13.

Expenses. The Borrower will pay or reimburse the Agent and the Lenders, as applicable, for the reasonable out of pocket expenses, including reasonable legal fees and disbursements (on a solicitor and his own client full indemnity basis) and enforcement costs, incurred by the Agent and the Lenders, as applicable, in connection with the negotiation, preparation, execution and maintenance of the Amended Credit Agreement and of this Second Amending Agreement.

14.

Counterparts. This Second Amending Agreement may be executed in any number of counterparts (including by facsimile or other electronic transmission), each of which when executed and delivered will be deemed to be an original, but all of which when taken together constitutes one and the same instrument. Any party hereto may execute this Second Amending Agreement by signing any counterpart.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

THIS SECOND AMENDING AGREEMENT has been executed effective the date first written above.

OBSIDIAN ENERGY LTD., as Borrower

By:	(signed) “David Hendry”
Name:	David Hendry
Title:	Chief Financial Officer

[Second Amending Agreement – Obsidian]

ROYAL BANK OF CANADA, as Agent

By:	(signed) [Name Redacted]
Name:	[Redacted]
Title:	[Redacted]

By:	(signed) [Name Redacted]
Name:	[Redacted]
Title:	[Redacted]

[Second Amending Agreement – Obsidian]

ROYAL BANK OF CANADA, as Lender

By:	(signed) [Name Redacted]
Name:	[Redacted]
Title:	[Redacted]

By:	(signed) [Name Redacted]
Name:	[Redacted]
Title:	[Redacted]

[Second Amending Agreement – Obsidian]

THE BANK OF NOVA SCOTIA, as Lender

By:	(signed) [Name Redacted]
Name: [Redacted]
Title: [Redacted]

By:	(signed) [Name Redacted]
Name: [Redacted]
Title: [Redacted]

[Second Amending Agreement – Obsidian]

BANK OF MONTREAL, as Lender

By:	(signed) [Name Redacted]
Name: [Redacted]
Title: [Redacted]

By:	(signed) [Name Redacted]
Name: [Redacted]
Title: [Redacted]

[Second Amending Agreement – Obsidian]

CANADIAN IMPERIAL BANK OF COMMERCE, as Lender

By:	(signed) [Name Redacted]
Name: [Redacted]
Title: [Redacted]

By:	(signed) [Name Redacted]
Name: [Redacted]
Title: [Redacted]

[Second Amending Agreement – Obsidian]

EXPORT DEVELOPMENT CANADA, as Lender

By:	(signed) [Name Redacted]
Name: [Redacted]
Title: [Redacted]

By:	(signed) [Name Redacted]
Name: [Redacted]
Title: [Redacted]

[Second Amending Agreement – Obsidian]

ATB FINANCIAL, as Lender

By:	(signed) [Name Redacted]
Name: [Redacted]
Title: [Redacted]

By:	(signed) [Name Redacted]
Name: [Redacted]
Title: [Redacted]

[Second Amending Agreement – Obsidian]

FÉDÉRATION DES CAISSES DESJARDINS DU QUÉBEC, as Lender

By:	(signed) [Name Redacted]
Name: [Redacted]
Title: [Redacted]

By:	(signed) [Name Redacted]
Name: [Redacted]
Title: [Redacted]

[Second Amending Agreement – Obsidian]

NATIONAL BANK OF CANADA, as Lender

By:	(signed) [Name Redacted]
Name: [Redacted]
Title: [Redacted]

By:	(signed) [Name Redacted]
Name: [Redacted]
Title: [Redacted]

[Second Amending Agreement – Obsidian]

BUSINESS DEVELOPMENT BANK OF CANADA, as Lender

By:	(signed) [Name Redacted]
Name: [Redacted]
Title: [Redacted]

By:	(signed) [Name Redacted]
Name: [Redacted]
Title: [Redacted]

[Second Amending Agreement – Obsidian]

The Withdrawing Lender acknowledges and agrees that, subject to the terms of the withdrawal letter referenced herein, from and after the Second Amendment Date, it is no longer a Lender under the Credit Agreement.

THE TORONTO-DOMINION BANK, as Withdrawing Lender

By:	(signed) [Name Redacted]
Name: [Redacted]
Title: [Redacted]

By:	(signed) [Name Redacted]
Name: [Redacted]
Title: [Redacted]

[Second Amending Agreement – Obsidian]

EXHIBIT 1 TO THE OBSIDIAN ENERGY LTD.

SECOND AMENDING AGREEMENT

SCHEDULE B

OBSIDIAN ENERGY LTD.

AMENDED AND RESTATED CREDIT AGREEMENT

DATED MAY 18, 2017

COMMITMENT AMOUNTS

Pre-HY Pre-Disposition Period

LENDER	OPERATING FACILITY COMMITMENT AMOUNT	INDIVIDUAL SYNDICATED FACILITY COMMITMENT AMOUNT	INDIVIDUAL COMMITMENT AMOUNT
Royal Bank of Canada	[Redacted]	[Redacted]	[Redacted]

The Bank of Nova Scotia	[Redacted]	[Redacted]	[Redacted]

Bank of Montreal	[Redacted]	[Redacted]	[Redacted]

Canadian Imperial Bank of Commerce	[Redacted]	[Redacted]	[Redacted]

Export Development Canada	[Redacted]	[Redacted]	[Redacted]

ATB Financial	[Redacted]	[Redacted]	[Redacted]

Fédération des caisses Desjardins du Québec	[Redacted]	[Redacted]	[Redacted]

National Bank of Canada	[Redacted]	[Redacted]	[Redacted]

Business Development Bank of Canada	[Redacted]	[Redacted]	[Redacted]

Total	$50,000,000	$420,000,000	$470,000,000

Post-HY Pre-Disposition Period

LENDER	OPERATING FACILITY COMMITMENT AMOUNT	INDIVIDUAL SYNDICATED FACILITY COMMITMENT AMOUNT	INDIVIDUAL COMMITMENT AMOUNT
Royal Bank of Canada	[Redacted]	[Redacted]	[Redacted]

The Bank of Nova Scotia	[Redacted]	[Redacted]	[Redacted]

Bank of Montreal	[Redacted]	[Redacted]	[Redacted]

Canadian Imperial Bank of Commerce	[Redacted]	[Redacted]	[Redacted]

Export Development Canada	[Redacted]	[Redacted]	[Redacted]

ATB Financial	[Redacted]	[Redacted]	[Redacted]

Fédération des caisses Desjardins du Québec	[Redacted]	[Redacted]	[Redacted]

National Bank of Canada	[Redacted]	[Redacted]	[Redacted]

Business Development Bank of Canada	[Redacted]	[Redacted]	[Redacted]

Total	$50,000,000	$475,000,000	$525,000,000

Pre-HY Post-Disposition Period

LENDER	OPERATING FACILITY COMMITMENT AMOUNT	INDIVIDUAL SYNDICATED FACILITY COMMITMENT AMOUNT	INDIVIDUAL COMMITMENT AMOUNT
Royal Bank of Canada	[Redacted]	[Redacted]	[Redacted]

The Bank of Nova Scotia	[Redacted]	[Redacted]	[Redacted]

Bank of Montreal	[Redacted]	[Redacted]	[Redacted]

Canadian Imperial Bank of Commerce	[Redacted]	[Redacted]	[Redacted]

Export Development Canada	[Redacted]	[Redacted]	[Redacted]

ATB Financial	[Redacted]	[Redacted]	[Redacted]

Fédération des caisses Desjardins du Québec	[Redacted]	[Redacted]	[Redacted]

National Bank of Canada	[Redacted]	[Redacted]	[Redacted]

Business Development Bank of Canada	[Redacted]	[Redacted]	[Redacted]

Total	$50,000,000	$370,000,000	$420,000,000

Post-HY Post-Disposition Period

LENDER	OPERATING FACILITY COMMITMENT AMOUNT	INDIVIDUAL SYNDICATED FACILITY COMMITMENT AMOUNT	INDIVIDUAL COMMITMENT AMOUNT

Royal Bank of Canada	[Redacted]	[Redacted]	[Redacted]

The Bank of Nova Scotia	[Redacted]	[Redacted]	[Redacted]

Bank of Montreal	[Redacted]	[Redacted]	[Redacted]

Canadian Imperial Bank of Commerce	[Redacted]	[Redacted]	[Redacted]

Export Development Canada	[Redacted]	[Redacted]	[Redacted]

ATB Financial	[Redacted]	[Redacted]	[Redacted]

Fédération des caisses Desjardins du Québec	[Redacted]	[Redacted]	[Redacted]

National Bank of Canada	[Redacted]	[Redacted]	[Redacted]

Business Development Bank of Canada	[Redacted]	[Redacted]	[Redacted]

Total	$50,000,000	$425,000,000	$475,000,000

ACKNOWLEDGEMENT:

Obsidian Energy Ltd. (by its former name, Penn West Petroleum Ltd.), 1647456 Alberta Ltd., Penn West Northern Harrier Partnership, Obsidian Energy Partnership (by its former name, Penn West Petroleum), Penn West PROP Holdco Ltd., Penn West PROP Limited Partnership and Penn West Sandhill Crane Ltd. (each a “Guarantor”, and collectively, the “Guarantors”) each hereby acknowledge and consent to the Second Amending Agreement and acknowledge, agree and confirm that the guarantee dated May 18, 2017 (the “Guarantee”), provided by the Guarantors for the benefit of the Lender Secured Parties, and all representations, warranties, covenants and other obligations set forth therein are binding on the Guarantors and continue in full force and effect as a guarantee of all of the Lender Secured Obligations. Each Guarantor hereby restates the terms set forth in the Guarantee to the extent necessary under applicable Law to give effect to the foregoing. The Guarantors hereby further acknowledge and agree that all Security granted by each of the Guarantors to the Agent on behalf of the Lender Secured Parties and others in connection with the Guarantee, the Credit Agreement and any other documents executed and delivered pursuant thereto or in connection therewith, continue in full force and effect, without in any way impairing or derogating from any of the mortgages, pledges, charges, assignments, security for all indebtedness, liabilities and other obligations of the undersigned.

Acknowledged as of the Second Amendment Date.

OBSIDIAN ENERGY LTD.

Per:	(signed) “David Hendry”
Name:	David Hendry
Title:	Chief Financial Officer

[Second Amending Agreement – Obsidian (Guarantor Acknowledgment)]

PENN WEST NORTHERN HARRIER PARTNERSHIP by its managing partner PENN WEST SANDHILL CRANE LTD.

Per:	(signed) “David Hendry”
Name:	David Hendry
Title:	Chief Financial Officer

[Second Amending Agreement – Obsidian (Guarantor Acknowledgment)]

OBSIDIAN ENERGY PARTNERSHIP, by its managing partner, OBSIDIAN ENERGY LTD.

Per:	(signed) “David Hendry”
Name:	David Hendry
Title:	Chief Financial Officer

[Second Amending Agreement – Obsidian (Guarantor Acknowledgment)]

PENN WEST PROP HOLDCO LTD.

Per:	(signed) “David Hendry”
Name:	David Hendry
Title:	Chief Financial Officer

[Second Amending Agreement – Obsidian (Guarantor Acknowledgment)]

PENN WEST PROP LIMITED PARTNERSHIP by its general partner PENN WEST PROP HOLDCO LTD.

Per:	(signed) “David Hendry”
Name:	David Hendry
Title:	Chief Financial Officer

[Second Amending Agreement – Obsidian (Guarantor Acknowledgment)]

PENN WEST SANDHILL CRANE LTD.

Per:	(signed) “David Hendry”
Name:	David Hendry
Title:	Chief Financial Officer

[Second Amending Agreement – Obsidian (Guarantor Acknowledgment)]

1647456 ALBERTA LTD.

Per:	(signed) “David Hendry”
Name:	David Hendry
Title:	Chief Financial Officer

[Second Amending Agreement – Obsidian (Guarantor Acknowledgment)]